Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-279027

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This amended and restated prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated May 2, 2023 to which it relates (the “prospectus”), as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the prospectus to which it relates from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SolarBank Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, telephone (604) 696-4241, and are also available electronically at www.sedarplus.ca.

AMENDED AND RESTATED PROSPECTUS SUPPLEMENT

amending and restating the prospectus supplement dated June 29, 2023 to the short form base shelf prospectus dated May 2, 2023

New Issue	May 23, 2024

SOLARBANK CORPORATION

Up to US$15,000,000 Common Shares

This document amends and restates the prospectus supplement of SolarBank Corporation (the “Company” or “SolarBank”, “we” or “us”) dated June 29, 2023, and accordingly, the information in this amended and restated prospectus supplement supersedes the information contained in the prospectus supplement of the Company dated June 29, 2023. This prospectus supplement, together with the prospectus, hereby qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) in the capital of the Company having an aggregate offering amount of up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution” and “Description of Share Capital”.

The common shares of the Company (the “Common Shares”) are listed and posted for trading on Cboe Canada under the symbol “SUNN” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”. On May 22, 2024, the last trading day prior to the date hereof, the closing price of the Common Shares on Cboe Canada was $8.30 and on Nasdaq was US$6.19. The Company has provided notice to Cboe Canada to list the Offered Shares for trading on Cboe Canada and has submitted a notification of listing to list the Offered Shares on Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of Cboe Canada and Nasdaq, respectively.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. The Company is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the United States Securities and Exchange Commission (the “SEC”), in addition to securities regulatory authorities in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and subject to Canadian auditing and auditor independence standards and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

SolarBank has entered into an amended and restated equity distribution agreement dated May 23, 2024 (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) and Research Capital USA Inc. (the “U.S. Agent” and together with the Agent, the “Agents”) pursuant to which the Company may distribute up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in each of the provinces of Canada under the terms of this prospectus supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-279027) (the “Registration Statement”), filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this prospectus supplement forms a part. The Distribution Agreement supersedes and replaces the distribution agreement dated June 29, 2023 between the Company and the Agent. See “Plan of Distribution”.

Sales of Offered Shares, if any, under this prospectus supplement will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, involving sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Agents will only sell Offered Shares on marketplaces in Canada and the United States. See “Plan of Distribution”.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is a corporation existing under the laws of the Province of Ontario, Canada, and the Company’s executive offices, administrative activities and some of its assets are located outside the United States. In addition, the directors and executive officers of the Company, the Agent, and certain experts named in this prospectus supplement and in the accompanying prospectus, or a document incorporated by reference herein or therein, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SolarBank will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”) in an amount equal to 2% of the gross sales price per Offered Share sold. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement and the expenses of the Agents that the Company will reimburse under the terms of the Distribution Agreement, will be approximately $300,000. See “Plan of Distribution”.

It is anticipated that sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) or by such other means as permitted by the Distribution Agreement and sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company (“DTC”) or by such other means as permitted by the Distribution Agreement. A purchaser of Offered Shares will only receive a customer confirmation from the Agents or another registered dealer from or through which the Offered Shares are purchased. No definitive certificates will be issued unless specifically requested or required. See “Plan of Distribution”.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

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Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. Neither the Agents nor any person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the Agents creating an over-allocation position in the Common Shares. See “Plan of Distribution”.

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville St, Vancouver, British Columbia, V6E 4E5, Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

Unless otherwise indicated, all references in this prospectus supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this prospectus supplement and the prospectus, the information in this prospectus supplement supersedes the information in the prospectus. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus supplement or the prospectus in connection with the issue and sale of the Offered Shares hereunder. Investors should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any documents incorporated by reference herein and therein. If the description of the Offered Shares or any other information varies between this prospectus supplement and the prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information and the Company and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this prospectus supplement, the prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This prospectus supplement, the prospectus and the documents incorporated therein by reference include references to the Company’s trademarks, including, without limitation, the “SolarBank” trademark on the face page of this prospectus supplement, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this prospectus supplement, the prospectus and the documents incorporated therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this prospectus supplement, the prospectus or in documents incorporated therein by reference are the property of their respective owners.

Market data and industry forecasts used throughout this prospectus supplement, the prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified by the Company or the Agents and neither the Company nor the Agents make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “SolarBank” or the “Company”, refer to SolarBank Corporation together with our subsidiaries.

EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this prospectus supplement have been prepared in accordance with IFRS and are reported in Canadian dollars, and the audit of such financial statements are subject to Canadian auditing and auditor independence standards.

Unless otherwise indicated, all references in this prospectus supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars.

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The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

	Year ended June 30,			Three Month Period Ended March 31, 2024
	2023	2022	2021
Low	US$0.7217	US$0.7669	US$0.7344	US$0.7357
High	US$0.7841	US$0.8111	US$0.8306	US$0.7510
Average	US$0.7467	US$0.7901	US$0.7807	US$0.7414

On May 22, 2024, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3674.

CAUTION REGARDING PRO FORMA FINANCIAL STATEMENTS

This prospectus supplement contains certain unaudited pro forma financial statements of SolarBank (the “SolarBank Pro Forma Financial Statements”) comprised of the pro forma consolidated balance sheet as at March 31, 2024, and the pro forma consolidated statement of income of the Company for the financial year ended June 30, 2023 and the three and nine month period ended March 31, 2024, giving effect to the completion of the Acquisition (as defined below). Such SolarBank Pro Forma Financial Statements have been prepared using certain of SolarBank’s financial statements and the respective historical financial statements of SFF (as defined below) and the Predecessor LPs (as defined below), as more particularly described in the notes to such SolarBank Pro Forma Financial Statements. In preparing such SolarBank Pro Forma Financial Statements, the Company has had limited access to the books and records of SFF and the Predecessor LPs and is not in a position to independently assess or verify information related to SFF and the Predecessor LPs that was used to prepare the SolarBank Pro Forma Financial Statements or the financial statements of SFF and the Predecessor LPs that are included in this prospectus supplement. Such SolarBank Pro Forma Financial Statements are not necessarily indicative of results of operations and financial condition that would actually have occurred for the periods presented had the Acquisition and the related financing been effective at the beginning of such periods, nor of the future results of operations and financial condition of the Company. Since the SolarBank Pro Forma Financial Statements have been developed to retroactively show the effect of a transaction that has or is expected to occur at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in the SolarBank Pro Forma Financial Statements represents only a simulation of the potential financial impact of the Company’s acquisition of SFF. Undue reliance should not be placed on such SolarBank Pro Forma Financial Statements. There is no guarantee that the Acquisition will be completed on the terms set forth herein and in the prior disclosure of SolarBank or at all. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors – Risks Related to the Acquisition”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the prospectus, including the documents incorporated by reference herein, contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this prospectus supplement are provided as of the date of this prospectus supplement and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward-looking statements are made as of the date of this prospectus supplement.

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The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the use of the net proceeds from the Offering;
●	any decision not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company;
●	expectations regarding completion of the Acquisition and timing thereof;
●	the expected impact of the Acquisition on the Company’s operations, prospects, opportunities, financial condition, cash flow and overall strategy;
●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	intended or anticipated developments in the operations of the Company;
●	the Company’s financial results after giving effect to the Acquisition;
●	the anticipated power generation from the US1/VC1 Projects (as defined herein);
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectation that the Common Shares will continue to be listed on Cboe Canada and Nasdaq;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	the impact of any resurgence of COVID-19 on the business and operations of the Company.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this prospectus supplement, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the satisfaction of all conditions of closing and the successful completion of the Acquisition; (vi) the realization of the anticipated benefits of the Acquisition in the timeframe anticipated; (vii) the absence of significant undisclosed costs or liabilities associated with the Acquisition; (viii) the availability of financing on reasonable terms; (ix) the Company’s ability to attract and retain skilled staff; (x) market competition; (xi) the products and services offered by the Company’s competitors; (xii) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (xiii) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot provide any assurance that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this prospectus supplement, in the prospectus and in documents incorporated herein and therein by reference, which include:

●	failure to complete the Acquisition in all material respects in accordance with the Arrangement Agreement;
●	failure to realize the anticipated benefits of the Acquisition in the timeframe anticipated, or at all;
●	potential unforeseen difficulties in integrating the SFF business into the Company’s systems and operations;
●	the discovery of significant undisclosed costs or liabilities associated with the Acquisition;
●	reliance on information provided by SFF and the risk of inaccurate or incomplete information, historical and/or stand-alone financial information may not be representative of future performance, and uncertainty as to expected financial condition and economic performance following the completion of the Acquisition;

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●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;
●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;
●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	risks related to the Company’s foreign private issuer status;
●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; a change in the Company’s effective tax rate can have a significant adverse impact on its business;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;
●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;
●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the long-term impact of a resurgence of COVID-19 on the Company is unknown at this time and the financial consequences of this situation causes uncertainty as to the future and its effects on the economy and the Company;
●	the Company has limited insurance coverage;
●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;
●	the Company may become subject to litigation;
●	discretion of the Company on the use of the net proceeds of the Offerings;
●	no guarantee on how the Company will use its available funds;
●	the Company is subject to additional regulatory burden resulting from its public listing on Cboe Canada and the Nasdaq;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

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These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this prospectus supplement is provided as of the date of this prospectus supplement, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

Prospective purchasers of securities of the Company should carefully consider the risk factors described in a document incorporated by reference in this prospectus supplement (including subsequently filed documents incorporated by reference) and those described in a prospectus. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement.

All of the forward-looking statements contained in this prospectus supplement are expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus supplement and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559 or by accessing the disclosure documents through the internet on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”), under the Company’s profile at www.sedarplus.ca. Our filings through SEDAR+ are not incorporated by reference in this prospectus supplement except as specifically set forth herein. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as expressly provided herein, documents filed on EDGAR are not, and should not be considered, part of this prospectus supplement or the prospectus.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the prospectus:

(a)	the Company’s revised annual information form dated October 27, 2023 for the year ended June 30, 2023 (the “AIF”);

(b)	the amended and restated audited financial statements of the Company for the years ended June 30, 2023 and 2022 (the “Annual Financial Statements”);

(c)	the amended and restated management’s discussion and analysis of the Company for the year ended June 30, 2023;

(d)	the management information circular dated November 7, 2023 in connection with the Company’s annual general and special meeting of shareholders held on December 14, 2023;

(e)	the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended March 31, 2024 (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Company for the three and nine months ended March 31, 2024;

(g)	the material change report dated March 27, 2024, in connection with the Company entering into a definitive agreement (the “Arrangement Agreement”) with Solar Flow-Through Funds Ltd. (“SFF” or “Solar Flow-Through”) to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “Acquisition”);

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(h)	the material change report dated October 26, 2023, in connection with the Company entering into share purchase agreements (the “OFIT SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 megawatt (“MW”) for consideration of 278,875 Common Shares;

(i)	the material change report dated October 13, 2023, in connection with the Company entering into engineering, procurement, and construction (“EPC”) agreements for the construction of three separate Battery Energy Storage System (“BESS”) projects with a total contract value of approximately $36 million;

(j)	the material change report dated September 28, 2023, in connection with the acquisition by Honeywell International (“Honeywell”) of the Company’s proposed 21 MW direct current (“DC”) groundmount solar power projects that are under development in upstate New York; and

(k)	the material change report dated July 6, 2023, in connection with the Company’s establishment of an at-the-market equity program pursuant to an equity distribution agreement (the “Original Distribution Agreement”) with the Agent.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement and the prospectus. These documents will be available on SEDAR+, which can be accessed under the Company’s profile at www.sedarplus.ca. Documents referenced in this prospectus supplement, the prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

If SolarBank disseminates a news release in respect of previously undisclosed information that, in SolarBank’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), SolarBank will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the prospectus in writing on the face page of the version of such news release that SolarBank files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the prospectus for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act, after the date of this prospectus supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K only to the extent expressly provided therein).

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the prospectus, except as so modified or superseded.

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When the Company files an annual information form (or equivalent disclosure document), audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the annual information form (or equivalent disclosure document) is filed will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares under this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities hereunder. Upon a management information circular in connection with an annual meeting being filed by the Company with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Overview of the Company

The Company is an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects, BESS, and EV-Charging projects in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed renewable power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects, BESS and EV-Charging stations. The Company is also gaining expertise in other clean and renewable technologies that will enable greater penetration of clean energy.

Principal Operations

The Company focuses on grid connected solar PV electricity power plants, BESS and EV-Charging stations. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer (“IPP”). The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar, BESS and other renewable development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs safe, efficient, eco-friendly, solar and other renewable power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

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●	Financing: The Company assists with securing, or secures directly for its own IPP projects, sponsor equity, tax equity, long-term debt, and construction financing to deploy BESS, solar and other renewable power plants.

●	Independent Power Producer: The Company commenced operating as an IPP in 2023. Previously, the Company operated and maintained solar power plants for maximized production and supervised solar power subscribers through two customer support centers in Boston and Chicago. The Company also manages PPA and off-take agreements as an asset manager.

Operations and Maintenance (O&M) refers to activities which enable power plants to produce energy at or above the expected level of performance, in compliance with applicable regulations. O&M encompasses several ongoing maintenance processes, such as preventative maintenance, reactive maintenance, including rapid identification, analysis, and resolution of issues and problems and comprehensive monitoring and transparent reporting, along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that BESS, solar and other renewable power plants sustain themselves for their expected system life.

Recent Developments

Strategic Investment

On July 10, 2023, the Company announced that it made a strategic investment in a Canadian solar project developer and operator by acquiring from existing limited partners an aggregate of 42,500 limited partnership units of Solar Flow-Through 2016-I Limited Partnership, a partnership that is part of the group of Predecessor LPs, for a purchase price of $2,465,000, which was based on an independent valuation report that was prepared for SFF.

Interconnection Results

On July 19, 2023, the Company announced that it has received positive interconnection results on 7 MW ground mount site (Hardie) in upstate New York.

Manlius and Geddes Projects

On July 26, 2023, the Company announced that it awarded a contract to Polar Racking, a North American supplier and manufacturer of solar mounting solutions, to supply its CORE fixed tilt ground mount solar mounting solution, and ballasted foundations to the Manlius project (the “Manlius Project”) in the Town of Manlius, Onondaga County, New York, and the Geddes project (the “Geddes Project”) in Geddes, New York, that are being developed by the Company for Solar Advocate Development LLC. Subject to receipt of financing, the Company intends to own and operate the Geddes Project.

On September 26, 2023 the Company announced that it completed mechanical construction of the Manlius Project. The Manlius Project was constructed for Solar Advocate Development LLC under the terms of the Manlius EPC Agreement. On January 25, 2024, the Company announced that the Manlius Project has reached permission to operate stage, and National Grid confirmed that the Manlius Project was formally accepted, successfully commissioned and authorized to produce power. The Manlius Project repurposed a landfill with a community solar ground mount sizing at 4.35MW AC/5.728 MW DC. The Company performed engineering, construction and procurement work under the terms of the Manlius EPC Agreement, which has a total value of approximately US$11.35 million. Incentives for the Manlius Project have been secured from the New York State Energy Research and Development Authority (“NYSERDA”).

On October 2, 2023, the Company announced that it commenced major construction on the Geddes Project. On August 3, 2023, the Company announced that it awarded a contract to Hewitt Young Electric, LLC to provide electrical subcontracting work for the Geddes Project and on January 11, 2024, the Company announced that it completed mechanical construction on the Geddes Project. The Geddes Project, which has a designed capacity of 3.7 megawatts MW DC, is fulfilling two critical challenges: supplying clean energy and transforming contaminated sites into energy assets.

Honeywell Transaction

On August 21, 2023, the Company announced that it secured funding of up to US$20 million from Honeywell to advance 21 MW DC ground-mount solar power projects that are under development in upstate New York (the “SB Projects”). The SB Projects are known as SB-1, SB-2 and SB-3.

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On September 19, 2023, the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB Projects and retained the Company for their construction, with a total transaction value of US$41 million.

On April 11, 2024, the Company announced that it completed mechanical construction on the previously announced SB Projects that are under development in upstate New York for Honeywell in a US$41 million transaction. The next step is completion of final electrical work and acceptance testing.

Alberta Lease

On September 21, 2023 the Company announced that it has executed a lease agreement on a proposed 7MW ground mount solar project site in Upstate New York and 16.817MW ground mount solar project site in Alberta. The Alberta Utilities Commission (“AUC”) has announced a pause on approvals of new renewable electricity generation projects over one megawatt until February 29, 2024, and that it will review policies and procedures for the development of renewable electricity generation. This pause impacted the Company’s receipt of interconnection approval for the project from the AUC. With the pause expiring on February 27, the Alberta Government has formally announced the direction its new policy on renewables will take. The Minister of Affordability and Utilities, in a letter to the AUC, directed the AUC to develop policy for the approval of renewable energy developments. As a result of the restrictive terms of the new policy the Company has determined that the Alberta project is no longer feasible . As a result it will no longer be proceeding with the Alberta project.

EPC Agreements for BESS Projects

On October 3, 2023, the Company entered into three EPC agreements for the construction of three separate BESS projects (the “BESS Projects”) that were previously announced in June 2023, with a total contract value of approximately $36 million. The Bess Projects are owned by SFF, two First Nations communities, and a third party developer in Ontario through holding companies. The BESS Projects are known as 903, OZ-1 and SFF 06 and are subject to the following agreements:

(i)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for 903 Project (the “903 EPC Agreement”);

(ii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and the Company for OZ-1 Project (the “OZ-1 EPC Agreement”); and

(iii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for SFF 06 Project (the “SFF 06 EPC Agreement”).

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “ELT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026, but the Company intends to have them completed for operation by the summer of 2025. Each Bess Project has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology, which allows for the greatest number of charge/discharge cycles, making it the optimal selection for stationary energy storage systems.

OFIT Share Purchase Agreements

On October 23, 2023, the Company acquired control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of 278,875 Common Shares for a total value of $2.15 million (the “OFIT Transaction”). OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”), have been operating the OFIT Projects since 2017. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and has indirectly received one-third of the Common Shares issued as consideration pursuant to the OFIT Transaction. As a result, the transaction is considered a related party transaction.

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US1/VC1 Projects Acquisition

On December 4, 2023, the Company acquired a 100% interest in the US1 Project and VC1 Project, each located in New York (the “US1/VC1 Projects”). The Company previously held a 67% interest in the US1/VC1 Projects and has now acquired the remaining 33% from the minority partner for a cash purchase price of US$70,000. The first project is the US1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. Pursuant to the PPA with the municipality, the project, with an installed capacity of 389.7kW DC, will sell electricity to the municipality via remote net metering. The second project is the VC1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Cazenovia, N.Y. Pursuant to the PPA with the municipality, the project, with an installed capacity of 297.9kW DC, will sell electricity to the municipality via remote net metering. .

Cboe Canada Listing

On February 13, 2024, the Company announced that the Cboe Canada stock exchange (“Cboe Canada”) granted final approval of the Company’s listing application. The Common Shares were listed and available for trading on Cboe Canada at the start of trading on February 14, 2024. The Company’s existing trading symbol “SUNN” remained unchanged, and its Common Shares were delisted from the Canadian Securities Exchange at the close of market on February 13, 2024.

Proposed Acquisition of Solar Flow-Through

On March 19, 2024, the Company entered into the Arrangement Agreement with SFF to acquire all of the issued and outstanding common shares of SFF (each, a “SFF Share”) that it does not already own through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal. The completion of the Acquisition is subject to certain required approvals and the satisfaction of certain conditions. There can be no assurance that the Company will complete the Acquisition.

NASDAQ Listing

On April 8, 2024, the Company’s Common Shares commenced trading on the Nasdaq under the symbol “SUUN,” while its Common Shares continued to trade on the Cboe Canada under the symbol “SUNN”.

Storke Project Acquisition

On April 10, 2024, the Company announced that it closed its previously announced acquisition from Storke Renewables, LLC of a development stage solar project located in the Town of Camillus, New York on a closed landfill (the “Storke Project”). The Company intends to develop a 3.15 MW DC ground-mount solar power project on the site that will operate as a community solar project. The Storke Project is expected to be eligible for incentives under the NYSERDA NY-Sun Program.

The Storke Project has received interconnection approval and is in the final stage of the permitting process. The Company intends to advance the Storke Project through the permitting process and secure the necessary financing for construction which is expected to commence in the third quarter of 2024 and become operational in the second quarter of 2025.

Fiera Real Estate Contract Awarded

On April 15, 2024, the Company announced that it commenced construction on a 1.4 MW DC rooftop solar project for Fiera Real Estate (“Fiera”) in Alberta (the “Fiera Project”) as a pilot project. The Fiera Project is expected to operate as a “Small Scale Generator” and received interconnection approval in December 2023, full permitting in March 2024 and is currently undergoing the process of engineering, procurement and final design. Construction of the Fiera Project is expected to be completed in November 2024. The Company, with the support of Zathura Investments, is providing development and EPC services under an EPC agreement with Fiera and expects to complete additional projects for Fiera in the future.

TriMac Partnership

On April 26, 2024, the Company announced that it has partnered with TriMac Engineering of Sydney, Nova Scotia (“TriMac”) to develop a 10 MW DC community solar garden in the rural community of Enon, and three 7 MW DC projects in Sydney, Halifax and Annapolis, Nova Scotia respectively (the “TriMac Projects”). The TriMac Projects are being developed under a Community Solar Program that was announced by the Government of Nova Scotia on March 1, 2024 and are owned by AI Renewable Fund. TriMac and the Company are currently planning to apply for Community Solar Program Contract from Nova Scotia by July 2024. If approved, construction is expected to commence in 2025.

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Community Solar Subscribers

The Company works with 3rd party subscriber organizations in Boston and Chicago to manage community solar subscribers. As of June 30, 2023 the number of subscribers was approximately 2,300. As of the date of this prospectus supplement, the current number of community solar subscribers is over 3,000 and additional subscribers are expected to be added as the Company’s development projects begin operation.

Development Pipeline

The Company has an existing development pipeline of solar PV projects that totals approximately 1,142 MW and BESS projects that totals approximately 162 MW. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach notice to proceed (“NTP”) stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing development pipeline is broken down as follows:

Stage	Solar PV Projects	BESS Projects
Under Construction	25 MW	60 MW
Advanced Development	138 MW	2 MW
Development	979 MW	100 MW
Total	1,142 MW	162 MW

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Cautionary Note Regarding Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

PROBABLE ACQUISITION

Securities regulations in Canada require that an issuer describe any proposed acquisition by the issuer in a prospectus if the proposed acquisition (a) has progressed to a state where a reasonable person would believe that the likelihood of the issuer completing the acquisition is high and (b) would be a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) if completed as of the date of such prospectus.

The Acquisition is considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102 as of the date of this prospectus supplement. There can be no assurance the Acquisition will be completed. See “Risk Factors – Risks Related to the Acquisition”.

Definitive Agreement and Consideration

On March 19, 2024, the Company entered into the Arrangement Agreement with SFF to acquire all of the issued and outstanding SFF Shares that it does not already own for consideration of up to $41.8 million.

Under the terms of the Arrangement Agreement, the Company agreed to issue up to 5,859,567 Common Shares as consideration for the aggregate purchase price of up to $41.8 million, representing $4.50 per SFF Share acquired. The number of Common Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Arrangement Agreement which is equal to $7.14 (the “Agreement Date VWAP”). Through the Acquisition, the Company will acquire SFF’s 70 operating solar power sites, along with its pipeline of BESS and electric vehicle charging stations.

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The consideration for the Acquisition consists of an upfront payment of 3,575,638 Common Shares (valued at $25.53 million) and a contingent payment of up to an additional 2,283,929 Common Shares (valued at $16.31 million) that will be issued in the form of contingent value rights (“CVRs”). The Common Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario Independent Electricity System Operator (“IESO”) and the major suppliers for the SFF BESS portfolio and the binding terms of the 2-debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. (“Evans & Evans”) will revalue the BESS portfolio, following which the Company has agreed to issue Common Shares in the aggregate value equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans plus the sale proceeds of any portion of the BESS portfolio that was sold, in either case divided by the Agreement Date VWAP. The maximum number of additional Common Shares issued for the CVRs will be 2,283,929 Common Shares.

The Acquisition will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval at a special meeting scheduled to be held in June 2024 (the “SFF Meeting”) by: (i) 66 2/3% of the votes cast by holders of SFF Shares and 66 2/3% of votes cast by holders of SFF tracking shares (the “SFF Tracking Shares”) present in person or represented by proxy, voting together as a single class; (ii) 66 2/3% of the votes cast by holders of SFF Shares present in person or represented by proxy, voting together as a separate class; and (iii) 66 2/3% of the votes cast by holders of SFF Tracking Shares present in person or represented by proxy, voting together as one separate class.

There are three classes of SFF Tracking Shares. Each class of SFF Tracking Shares is linked to a separate lawsuit where SFF is plaintiff seeking to recover damages for the termination of certain solar power project development contracts. If the lawsuit that is linked to a class of SFF Tracking Shares is successful, the shareholder of such SFF Tracking Shares will have the option to receive its pro-rata share of the net settlement award or to convert such amount into SFF Shares, which assuming the closing of the Acquisition (“Closing”), would instead convert into Common Shares. Under the terms of the Acquisition, SFF shareholders will receive consideration of (i) $25.53 million, representing approximately $2.75 per SFF Share or 0.3845938 of a Common Share for every SFF Share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for Common Shares representing up to approximately $1.75 per SFF Share or up to 0.2456582 of a Common Share for every SFF Share.

Prior to the SFF Meeting, the Company has converted $4.7 million of a receivable that is due from SFF to the Company into 1,052,599 SFF Shares for the purpose of voting such shares in favor of the Acquisition at the SFF Meeting. If the Arrangement Agreement is terminated, then the Company shall have the option to return the SFF Shares to SFF for cancellation and thereafter the receivable shall again be due and owing by SFF to the Company. After conversion of the receivable, the Company holds 1,755,419 SFF Shares of a total of 11,052,599 SFF Shares.

All Common Shares issued in the Acquisition, including Common Shares issued on conversion of the CVRs or SFF Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release Date	Percentage
Closing	0%
6 Months from Closing	5%
12 Months from Closing	5%
18 Months from Closing	5%
24 Months from Closing	5%
27 Months from Closing	20%
30 Months from Closing	20%
33 Months from Closing	20%
36 Months from Closing	20%

Holders of approximately 71% of the issued and outstanding SFF Shares have entered into voting support agreements with the Company and have agreed to vote in favour of the Acquisition at the SFF Meeting.

The Company and SFF have provided representations and warranties customary for a transaction of this nature and SFF has provided customary interim period covenants regarding the operation of its business in the ordinary course. The Arrangement Agreement also provides for customary deal-protection measures, including non-solicitation covenants on the part of SFF and a right to match in favour of the Company. SFF may, under certain circumstances, terminate the Arrangement Agreement in favour of an unsolicited superior proposal, subject to a termination payment by SFF to the Company.

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Upon closing of the Acquisition, Mr. Matthew Wayrynen, the current CEO of SFF, is expected to join the Board and Mr. Olen Aasen is expected to step down from the Board but remain as General Counsel to the Company.

The completion of the Acquisition is subject to certain required approvals and the satisfaction of certain conditions set out in the Arrangement Agreement. Subject to the satisfaction of these conditions, the Company expects that the Acquisition will be completed during the third quarter of 2024. There can be no assurance that the Company will complete the Acquisition. See “Risk Factors – Risks Related to the Acquisition”.

Nature of the Business of Solar-Flow Though

SFF owns 70 operating solar sites located in Ontario with a combined capacity of 28.8 megawatts (“MW”) operating under long term contracts with the Ontario IESO, and owns and is constructing three battery energy storage system projects in Ontario with an aggregate discharge capacity of 14.97 MW and are expected to operate under long term guaranteed capacity contracts from the Ontario IESO. SFF and the Company will have a combined capacity of approximately 47 MW, including the Company’s IPP assets. The Acquisition is expected to add recurring revenue from existing IPP assets of SFF: $9.2 million for SFF calendar year 2023; and $9.4 million for SFF calendar year 2022.

SFF was incorporated on August 11, 2023, under the laws of the Province of British Columbia. On October 23, 2023 (the “SFF Consolidation Date”), SFF underwent the process of consolidating nine limited partnerships (the “Predecessor LPs”) and their respective general partnerships into one corporation.

Expected Effect of the Acquisition on the Company’s Financial Position

The Company does not currently have any plans or proposals for material changes in the business of SFF that may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business of SFF or to make any material changes to the Company’s business.

Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or SFF required by securities legislation or a Canadian exchange or market to support the consideration to be paid by SFF in connection with the Arrangement.

Parties to the Acquisition

As of the date hereof, and prior to giving effect to the conversion of the receivable, the Company beneficially owns, directly or indirectly, or exercises control or direction over, 1,755,419 SFF Shares, representing 15.9% of the issued and outstanding SFF Shares. Accordingly, SFF is considered an associate of the Company.

Financial Statements Disclosure

Attached to this prospectus supplement are the following financial statements: (a) audited combined special purpose financial statements of Solar Flow-Through Limited Partnership for the financial years ended December 31, 2022 and December 31, 2021 (prepared in accordance with IFRS); (b) audited combined consolidated financial statements of SFF from January 1, 2023 to the SFF Consolidation Date and for the year ended December 31, 2022 (prepared in accordance with IFRS); (c) audited consolidated financial statements of SFF from August 11, 2023, the date of incorporation, to December 31, 2023 (prepared in accordance with IFRS); (d) unaudited condensed interim consolidated financial statements of SFF for the three months ended March 31, 2024; and (e) unaudited pro forma consolidated financial statements of the Company that give effect to the Acquisition, consisting of (i) unaudited pro forma consolidated financial statements of financial position as at March 31, 2024; and (ii) unaudited pro forma consolidated statements of income and comprehensive income for the nine months ended March 31, 2024 and the year ended June 30, 2023, in each case, together with the notes thereto and other information required by Part 8 of NI 51-102. The unaudited pro forma consolidated financial statements have been prepared to give effect to the Acquisition during the periods presented, and may not be indicative of either the results that actually would have occurred if the Acquisition was completed during such periods, or of the future financial position or results of operations of the Company.

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RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company, risks related to renewable projects and risks related to the Company’s securities described in this prospectus supplement, the prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein. SEE THE RISK FACTORS BELOW AND THE “RISK FACTORS” SECTION OF THE PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING THE AIF WHICH MAY BE ACCESSED ON THE COMPANY’S SEDAR+ PROFILE AT WWW.SEDARPLUS.CA AND THROUGH EDGAR AT WWW.SEC.GOV. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, and could result in a loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

Risks Related to the Offering

No certainty regarding the net proceeds to the Company

There is no certainty that US$15,000,000 will be raised under the Offering. The Agents have agreed to use commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares as principal. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under “Use of Proceeds and Business Objectives and Milestones”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds and Business Objectives and Milestones” if determined by the Board to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of the Common Shares, and that may increase our losses. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

Dilution from future offerings

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions outside of the Offering. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on Cboe Canada and/or Nasdaq may decrease due to the additional amount of Common Shares available in the market.

S-14

Return on investment not guaranteed / Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company. There is no guarantee that an investment in the securities described herein will provide any positive return in the short term or long term. An investment in the securities of the Company is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

At-the-market offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

The market price of the Common Shares may be volatile after this Offering

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, and other risk factors described in this prospectus supplement and the prospectus, including the documents incorporated by reference herein and therein. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results have not changed. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity risk

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of Cboe Canada or the Nasdaq, or otherwise achieve listing on any other public listing exchange.

Forward-looking statements may be inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this prospectus supplement and the prospectus under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Caution Regarding Forward-Looking Statements”, respectively.

Difficulty for United States investors to effect service of process on the Company or to obtain judgements in the United States

The Company is incorporated under the laws of the Province of Ontario, most of the Company’s officers and directors are not U.S. residents, and all or a substantial portion of the assets of the Company or the foregoing persons are located outside of the U.S. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

S-15

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Passive Foreign Investment Company Status

Generally, if for any taxable year, 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of the above calculations, the Company will be treated as if it holds its proportionate share of the assets of, and receive directly its proportionate share of the income of, any other corporation in which it directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization), from time to time and the nature of its activities. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined below under the heading “Certain U.S. Federal Income Tax Considerations”) holds its Common Shares, the Company would continue to be treated as a PFIC with respect to that U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, for future years even if the Company ceases to be a PFIC. If the Company is characterized as a PFIC, U.S. Holders of its Common Shares may suffer adverse U.S. federal income tax consequences, including the treatment of all or a portion of any gains realized on the sale of the Company’s Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s Common Shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and required compliance with certain reporting requirements. A U.S. shareholder of a PFIC generally may mitigate certain of these adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election or a mark-to-market election. There can be no assurances that the Company will provide the information necessary for U.S. Holders to make QEF elections if it is classified as a PFIC.

Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

Risks Related to the Acquisition

The Acquisition may not be completed or may be delayed

The closing of the Acquisition is subject to the receipt of required approvals and the satisfaction of certain conditions. There is no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied when they will be satisfied. There are risks to the Company if the Acquisition is not completed, including the costs to the Company incurred in pursuing the Acquisition, the consequences and opportunity costs of the suspension of strategic pursuits of the Company in accordance with the terms of the Arrangement Agreement and the risks associated with the temporary diversion of the Company’s attention away from the conduct of the Company’s business in the ordinary course. If the Acquisition is not completed as contemplated, the Company could suffer adverse consequences, including: (a) the loss of investor confidence; (b) the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Acquisition will be completed; (c) certain costs related to the Acquisition, such as legal, accounting and other fees, must be paid by the Company even if the Acquisition is not completed; and (d) the Company may not be successful in finding another business opportunity that is of equal or greater benefit to the Company.

S-16

The Arrangement Agreement may be terminated in certain circumstances

Each of the Company and Solar Flow-Though has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either party thereto before the completion of the Acquisition. In addition, the completion of the Acquisition is subject to several conditions, certain of which are outside the control of the Company and Solar Flow-Though, including the approval of Solar Flow-Through’s shareholders and a final order being granted by the Supreme Court of British Columbia. There is no certainty, nor can the Company provide any assurance that these conditions will be satisfied or waived. If the Arrangement Agreement is terminated and the Acquisition is not completed, the Company could suffer adverse consequences.

Unexpected costs or liabilities related to the Acquisition

Although the Company is conducting due diligence in connection with the proposed Acquisition and SFF has provided a number of representations and warranties under the Arrangement Agreement in favour of the Company in connection with the Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, the SFF. In connection with the Acquisition, there may be liabilities that the Company failed to discover or was unable to quantify in the Company’s due diligence which the Company will conduct and the Company may not be indemnified for some or all of these liabilities. In addition, following the closing of the Acquisition, the Company may discover that certain of the representations made by SFF were untrue. The discovery or quantification of any material liabilities could have a material adverse effect on the Company’s business, financial condition or future prospects.

Realization of the anticipated benefits of the Acquisition

The Company believes that the Acquisition will result in a number of benefits. However, there is a risk that some or all of the expected benefits of the Acquisition may fail to materialize, may cost more to achieve or may not occur within the time periods the Company anticipates. The realization of such benefits may be affected by a number of factors, many of which are beyond the Company’s control.

Risks related to the integration of the businesses of the Company and Solar Flow-Though

The ability to realize the benefits of the Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert focus and resources from other strategic opportunities of the Company following completion of the Acquisition, and from operational matters during this process which may have an adverse effect on the profitability, results of operations and financial condition of the Company following completion of the Acquisition. If the Company is unable to successfully combine and integrate SFF’s business with its own businesses in an efficient and effective manner, the anticipated benefits of the Acquisition may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits of the Acquisition, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the Company.

Dilution

If the Acquisition is completed, and subject to the terms of the Arrangement Agreement, the holders of SFF Shares will be issued 3,575,638 Common Shares and a contingent payment of up to an additional 2,283,929 Common Shares that will be issued in the form of CVRs. The issuance of these Common Shares, and the sale of Common Shares in the public market from time to time, including in connection with the Offering, could depress the market price for Common Shares.

S-17

Diversion of management’s attention

The proposed Acquisition could cause the attention of the Company’s management to be diverted from the day-to-day operations of the business. These disruptions could be exacerbated by a delay in the completion of the Acquisition and could have an adverse effect on the business, operating results or prospects of the Company.

CONSOLIDATED CAPITALIZATION

Except as described in the Interim Financial Statements and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2024. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS AND BUSINESS OBJECTIVES AND MILESTONES

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, involving sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering, including the expenses of the Agents, as provided in the Distribution Agreement. The gross proceeds of the Offering will be up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of 2% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering, if any, to advance the Company’s business objectives and for general corporate purposes (discussed further below), including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

The Company focuses on grid connected solar PV electricity power plants, BESS and EV-Charging stations. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer. Under the heading “Description and General Development of the Business – Operations Process” in the AIF, the Company described the five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease
●	Phase 2 – Development to Notice to Proceed
●	Phase 3 – Financing
●	Phase 4 – Delivery: Engineering, Procurement and Construction to Commercial Operations Date/Permission to Operate
●	Phase 5 – Operations and Management, Subscriber Management and Asset Management

In order to continue to grow as an Independent Power Producer, the Company would need to make an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company would be the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s existing business model, except for the requirement to fund the development costs. As a result, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Company will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. The ability to access financing through this prospectus supplement will allow the Company to retain a larger ownership in larger projects and accelerate its development pipeline. The Company has not identified any specific projects that financing from this prospectus supplement would be allocated towards for project ownership purposes or accelerated development and any determination is subject to the availability and amount of any future financing.

S-18

In order to advance the business objectives of project ownership or acceleration of the development pipeline, the Company would use funds raised from the Offering for project development costs including:

●	completion of design and submission of zoning and interconnection documents;
●	interconnection studies;
●	engineering and permitting;
●	interconnection deposits;
●	procurement bid application fees;
●	lease payments on the project sites;
●	contractor costs; and
●	equipment purchases including orders of solar panels, inverters, racking, and transformers necessary for the projects.

Up to 25% of the proceeds raised from this prospectus supplement may be allocated to general and administrative costs including contractor costs, professional fees, rent, travel and conference, insurance, investor relations and marketing, and general office expenses.

Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company’s bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces of Canada and in the United States pursuant to placement notices delivered by the Company to the Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, including sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agent or U.S. Agent, as applicable. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the Agent or U.S. Agent, as applicable. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agent or U.S. Agent, as applicable, not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to the Agent or U.S. Agent, as applicable, shall be effective upon delivery unless and until (i) the Agent or U.S. Agent, as applicable, declines to accept the terms contained in the placement notice or the Agent or U.S. Agent, as applicable, does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. The Agents will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

S-19

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be 2% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on Cboe Canada or the Nasdaq, as applicable, (ii) a material disruption in securities settlement or clearance services in Canada or the United States, as applicable, or (iii) failure by the Agent or U.S. Agent, as applicable, to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company, including the expenses of the Agents as provided in the Distribution Agreement and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The Agent or U.S. Agent, as applicable, will provide written confirmation to the Company following close of trading on the trading day on which the Agent or U.S. Agent, as applicable, has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States), (iii) the gross proceeds, (iv) the commission payable by the Company to the Agent or U.S. Agent, as applicable, with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis and annual information forms, filed on www.sedarplus.ca, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less the Commission and any expenses of the Agents payable under the Distribution Agreement) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares through Cboe Canada or another Canadian marketplace will be settled through the facilities of CDS or by such other means as the Company and the Agent may agree and sales of Offered Shares in through the Nasdaq or another United States marketplace will be settled through the facilities of DTC or by such other means as the Company and the U.S. Agent may agree upon.

The Agents will only sell Offered Shares on marketplaces in Canada and the United States.

In connection with the sales of the Offered Shares on our behalf, the U.S. Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the U.S. Agent may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents, and any person or company acting jointly or in concert with the Agents, may not, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the Agents creating an over-allocation position in the securities.

The Agents and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, fiduciary and advisory services for us from time to time for which they have received, and may in the future receive, customary fees and expenses. The Agents and their affiliates may, from time to time, engage in other transactions with and perform services for us in the ordinary course of their business. To the extent required by Regulation M under the U.S. Exchange Act, the U.S. Agent will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement. The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents and the expenses of the Agents to be reimbursed by the Company under the Distribution Agreement, are estimated to be approximately $300,000.

Pursuant to the Distribution Agreement, the Company has the right to terminate the Distribution Agreement in its sole discretion at any time by giving written notice, and the Agents have the right to terminate their obligations under the Distribution Agreement in their sole discretion at any time by giving written notice. In addition, the Distribution Agreement shall automatically terminate upon the issuance and sale of all of the Offered Shares on the terms and subject to the conditions set forth in the Distribution Agreement.

S-20

The Common Shares are listed on Cboe Canada and on the Nasdaq. The Company has provided notice to Cboe Canada to list the Offered Shares for trading on Cboe Canada and has submitted a notification of listing to list the Offered Shares on Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of Cboe Canada and Nasdaq, respectively.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares. As of May 22, 2024, there were 27,191,075 Common Shares issued and outstanding.

In addition, as of the date of this prospectus supplement, there are: 2,766,500 Common Shares issuable upon the exercise of outstanding stock options, each with an exercise price of $0.75 per Common Share; 265,000 Common Shares issuable upon the conversion of outstanding restricted share units; and 7,873,000 Common Shares issuable upon the exercise of outstanding warrants. In addition, if the Acquisition is completed, and subject to the terms of the Arrangement Agreement, the holders of SFF Shares will be issued 3,575,638 Common Shares and a contingent payment of up to an additional 2,283,929 Common Shares that will be issued in the form of CVRs.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to share holders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share held. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued the following Common Shares and securities convertible into Common Shares.

Date of Issuance	Type of Security	Number of Securities	Issue / Exercise / Conversion Price
2023-09-20	Common Shares	55,000	$0.75
2023-09-27	Common Shares	2,200	$10.002
2023-11-01	Common Shares	185,917	$7.70
2023-11-01	Common Shares	92,958	$7.70
2024-04-15	Common Shares	55,000	$0.75

TRADING PRICE AND VOLUME

The Common Shares are currently listed and posted for trading on Cboe Canada under the trading symbol “SUNN” and on the Nasdaq under the trading symbol “SUUN”. The following tables set for the high and low and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this prospectus supplement.

S-21

Canadian Exchange (Cboe Canada and Canadian Securities Exchange)
Month	High ($)	Low ($)	Trading Volume
May 1 – 22, 2024	$8.75	$7.75	199,314
April 2024	$8.50	$6.70	314,473
March 2024	$7.15	$5.90	55,327
February 2024	$8.20	$6.50	71,998
January 2024	$8.88	$6.35	201,300
December 2023	$6.94	$6.05	87,600
November 2023	$7.55	$6.10	143,000
October 2023	$9.40	$7.35	254,100
September 2023	$10.20	$6.90	605,816
August 2023	$8.28	$5.91	116,000
July 2023	$8.77	$6.26	146,200
June 2023	$9.25	$6.60	430,500
May 2023	$7.27	$6.02	162,200

Note:

(1) Source: Yahoo! Finance and The Globe and Mail.

On May 22, 2024, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on Cboe Canada was $8.30.

Nasdaq
Month	High (US$)	Low (US$)	Trading Volume
May 1 – 22, 2024	$6.87	$5.59	652,075
April 8 – 30, 2024	$7.50	$4.83	1,031,700

Note:

(1) Source: Yahoo! Finance.

(2) The Common Shares commenced trading on the Nasdaq on April 8, 2024.

On May 22, 2024, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the Nasdaq was US$6.19.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DLA Piper (Canada) LLP, Canadian counsel to the Company, and MLT Aikins LLP, Canadian counsel to the Agent, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires the Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act, deals at arm’s length with the Company and the Agent, is not affiliated with the Company or the Agent, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder acquires, holds or uses the Offered Shares or is deemed to acquire, hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market property” rules in the Tax Act, (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that has elected to report its “Canadian tax results” for purposes of the Tax Act in a currency other than Canadian currency, (e) that is exempt from tax under the Tax Act, (f) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” (as those terms are defined in the Tax Act) with respect to the Offered Shares, (g) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), or (h) that is a corporation resident in Canada (for purposes of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

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This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the facts set out in this prospectus supplement, the current provisions of the Tax Act in force as of the date hereof, specific proposals to amend the Tax Act which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. There may be limitations on the Company’s ability to designate any particular dividend as an “eligible dividend” and the Company has made no commitments in this regard.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income but will normally be deductible in computing such Resident Holder’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as those terms are defined in the Tax Act) may be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

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Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base of all other Common Shares held as capital property at that time, if any, by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Residents of Canada - Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years (but not against other income), in the circumstances and to the extent provided in the Tax Act.

For capital gains realized on or after June 25, 2024, Tax Proposals in the Federal Budget released on April 16, 2024 (the “2024 Budget Proposals”) would generally increase the capital gains inclusion rate from one-half to two-thirds for corporations and trusts, and from one-half to two-thirds for individuals on the portion of capital gains realized, including capital gains realized indirectly through a trust or partnership, in a taxation year that exceed $250,000. Under the 2024 Budget Proposals, two-thirds of capital losses realized prior to 2024 will be deductible against capital gains included in income at the two-thirds inclusion rate such that a capital loss will offset an equivalent capital gain regardless of the inclusion rate. The 2024 Budget Proposals do not include comprehensive rules (including draft legislation) implementing these changes and state that additional details related to the change of the capital gains inclusion rate are forthcoming. Holders who may be subject to the increased inclusion rate for capital gains as a result of the 2024 Budget Proposals should consult their own tax advisors.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share (or a share substituted for such Offered Share). Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada and does not acquire, use or hold, and will not be deemed to acquire, use or hold, Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”).

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Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that is carrying on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes Cboe Canada and Nasdaq) at the time of the disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention, the consequences above under “Residents of Canada — Disposition of Offered Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares, that was prepared by Hodgson Russ LLP, counsel to the Company with respect to U.S. federal income tax matters.

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This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as. legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as set forth below, this summary does not address the U.S. federal net investment income. U.S. federal alternative minimum. U.S. federal estate and gift. U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares, nor any applicable tax reporting requirements. Each prospective U.S. Holder should consult their own tax advisors regarding the U.S. federal. U.S. federal net investment income. U.S. federal alternative minimum. U.S. federal estate and gift. U.S. state and local. and non-U.S. tax consequences and tax reporting requirements relating to the acquisition. ownership. and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from. and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia.
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and is under the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the acquisition, ownership and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company.

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This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty and that use or hold Offered Shares in connection with such permanent establishment.

U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

In addition, this summary assumes that the Company is not a “controlled foreign corporation” for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES AND REPORTING REQUIREMENTS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OFFERED SHARES.

Ownership and Disposition of Offered Shares (Assuming the Company is not a PFIC)

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.

For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

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The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year. If the consideration a U.S. Holder receives for the Offered Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations — Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency”. A U.S. Holder’s tax basis in its Offered Shares generally will equal the U.S. dollar cost of such Offered Shares. If a U.S. Holder uses foreign currency to acquire Offered Shares, the cost of the Offered Shares will be determined using the rules described under ”Additional Considerations — Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency”.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

U.S. Holders generally would be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is, or were to become, a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on many factors that can change from time to time. The general rule is that the Company would be a PFIC if, for a tax year, (a) 75% or more of its gross income for such tax year is passive income or (b) 50% or more of the value of its gross assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain types of gains (such as from the sale of stock and securities). For purposes of determining whether the Company is a PFIC, the Company will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock of such other corporation. If the Company owns less than a 25% interest by value in another non-U.S. corporation, it is possible such other corporation could also be considered a PFIC with respect to a U.S. Holder of Offered Shares.

The Company has not made any determination of its PFIC status for the current year. The Company also has not made a PFIC determination for any prior taxable year. Therefore, there is no assurance that the Company has not been a PFIC in prior taxable years, nor that the Company will not be a PFIC in its current taxable year or become a PFIC in any future taxable year. No opinion is expressed with respect to the Company’s PFIC status for prior, current or future taxable years. If the Company is or becomes a PFIC with respect to a particular U.S. Holder, it will always be considered a PFIC with respect to such U.S. Holder even if the Company may not otherwise qualify as a PFIC in future years.

If the Company is a PFIC with respect to a U.S. Holder, and the U.S. Holder does not make either of the elections described below, gain from the disposition of Offered Shares and certain distributions classified as “excess distributions” (generally, those that are in excess of 125% of the average amount of distributions in the three prior tax years) would be subject to ordinary income treatment and allocated ratably to days in a U.S. Holder’s holding period in computing the U.S. Holder’s tax liability. The amounts allocated to the taxable year during which the gain is realized or excess distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to that U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or excess distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or excess distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. Under proposed Treasury Regulations, gifts, exchanges pursuant to corporate reorganizations and pledging or use of Offered Shares as security for a loan would be treated as a taxable disposition of such Offered Shares and subject to the foregoing tax treatment.

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If the Company is a PFIC the U.S. Holder may be able to mitigate the adverse tax effects of the PFIC rules described above if the U.S. Holder makes a “qualified electing fund” (“QEF”) or a “mark-to-market” election with respect to its Offered Shares. If a U.S. Holder makes a timely QEF election for the first tax year in which its holding period of its Offered Shares begins, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to such Offered Shares. However, under the QEF regime, in each taxable year that the Company is considered a PFIC the U.S. Holder must include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain of the Company, regardless of whether the Company makes a distribution on the Offered Shares. Distributions of income that had previously been taxed under the QEF regime will not be taxed again when such distributions are made to the U.S. Holder. Subject to certain restrictions, a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts included in income under the QEF regime, but a non-deductible interest charge would be applied. Under the QEF rules, the electing U.S. Holder must supply certain information to the IRS that the U.S. Holder would need to obtain from the Company. A U.S. Holder should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with the information necessary to make a QEF election with respect to the Company or any subsidiary that also is classified as a PFIC. As a result, there can be no assurances that U.S. Holders will be able to make a QEF election.

If the Company is a PFIC, a U.S. Holder may make a “mark-to-market” election as an alternative to a QEF election, as long as the Offered Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury Regulations. The consequence of a mark-to-market election is that a U.S. Holder must include in his gross income, as ordinary income, an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Offered Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Offered Shares. If the fair market value of the U.S. Holder’s Offered Shares at the end of the taxable year is less than the adjusted tax basis of the U.S. Holder in the Offered Shares, an ordinary loss deduction may be claimed, but only to the extent of any mark-to-market gains previously included in income. The U.S. Holder’s tax basis in the Offered Shares will be adjusted to reflect such inclusions or deductions. Gain or loss on disposition of the Offered Shares will be ordinary income or loss.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder may be required to file IRS Form 8621 (“Information Return by a Shareholder of a Passive Foreign Investment Company or qualified Electing Fund”).

A U.S. Holder should consult their own tax advisor regarding the potential applicability of the PFIC rules to an investment in the Offered Shares, as well as the potential availability, and advisability, of making a QEF election (including on a protective basis) or a mark-to-market election, and any applicable U.S. reporting obligations.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

Use of Foreign Currency to Acquire Offered Shares

A U.S. Holder’s tax basis in its Offered Shares generally will equal the U.S. dollar cost of such Offered Shares. If a U.S. Holder uses foreign currency to purchase Offered Shares, the cost of the Offered Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Offered Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Offered Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Offered Shares, if the Offered Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

S-29

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, there may be a requirement to file an IRS Form 8938 (“Statement of Specified Foreign Financial Assets”), with a U.S. Holder’s U.S. tax return, under special rules that impose U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include assets such as the Offered Shares. Other IRS information reporting on various IRS Forms may also be required with respect to a U.S. Holder. Penalties for failure to file required information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a particular U.S. Holder, that U.S. Holder generally may have additional U.S. reporting requirements, as described above under “Passive Foreign Investment Company Rules”.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Offered Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

S-30

AGENT FOR SERVICE OF PROCESS

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville St, Vancouver, British Columbia, V6E 4E5, Canada, as agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering hereby will be passed upon on behalf of the Company by DLA Piper (Canada) LLP, and on behalf of the Agent by MLT Aikins LLP.

As of the date of this prospectus supplement, the designated professionals (as such terms is defined in item 16.2(1.1) of Form 51-102F2 – Annual Information Form of NI 51-102) of each of DLA Piper (Canada) LLP and MLT Aikins LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Hodgson Russ LLP and on behalf of the U.S. Agent by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

INTEREST OF EXPERTS

The Company’s external auditor, ZH CPA, LLC, confirmed that it is independent of each of the Company, Solar Flow-Through, and the Predecessor LPs within the meaning of the rules of professional conduct of the Colorado State Board of Accountancy and the Public Company Accounting Oversight Board. The Company’s former external auditor, MSLL CPA LLP, Chartered Professional Accountants, confirmed that it was independent of the Company, Solar Flow-Through, and the Predecessor LPs within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia until April 25, 2024.

Grant Thornton LLP, the external auditor of both Solar Flow-Through and the Predecessor LPs, has confirmed that it is independent of the Company, Solar Flow-Through, and the Predecessor LPs within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

As of the date of this prospectus supplement, ZH CPA, LLC, MSLL CPA LLP, Chartered Professional Accountants, and Grant Thornton LLP, each, beneficially own, directly or indirectly, less than 1% of the Company or Solar Flow-Through’s outstanding securities.

Evans & Evans is named herein, and in certain documents incorporated by reference herein, as providing the fairness opinion regarding the Acquisition and a valuation in respect of SFF and its assets. As at the date of this prospectus supplement, the “designated professionals” of Evans & Evans beneficially own, directly and indirectly, less than 1% of the Company’s outstanding securities.

AUDITORS, REGISTRAR AND TRANSFER AGENT

ZH CPA LLP is the external auditor of the Company at its principal offices located at 999 18th Street, Suite 3000, Denver, Colorado, U.S.A.

MSLL CPA LLP, Chartered Professional Accountants, is the former external auditor of the Company at its principal offices located at 2110-1177 West Hastings Street, Vancouver, British Columbia, Canada.

Grant Thornton LLP is the external auditor of Solar Flow-Through and the Predecessor LPs at its principal offices located at 333 Seymour Street, Suite 1600, Vancouver, British Columbia, Canada.

The registrar and transfer agent for the Common Shares is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia.

S-31

PROMOTERS

Except for Dr. Richard Lu, the Chief Executive Officer of the Company, no person or company has, within the two years immediately preceding the date of this prospectus supplement, been a promoter of the Company, within the meaning of applicable securities laws. Dr. Lu holds, directly and indirectly, 803,146 Common Shares representing 2.95% of the issued and outstanding Common Shares and 550,000 stock options to acquire Common Shares at an exercise price of $0.75 per Common Share and expiring on November 4, 2027.

Other than as disclosed in this section or elsewhere in this prospectus supplement, including the prospectus and any documents incorporated by reference therein or herein, no person who was a Promoter of the Company within the last two years:

●	received anything of value directly or indirectly from the Company or a subsidiary;
●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;
●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;
●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;
●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or
●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and MLT Aikins LLP, counsel to the Agent, based on the current provisions of the Tax Act in force as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “tax-free savings account”, “first home savings account”, “registered education savings plan”, “registered disability savings plan” (collectively referred to as “Registered Plans”) and a “deferred profit sharing plan”, provided that the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes Cboe Canada and Nasdaq) or the Company is otherwise a “public corporation” (as defined in the Tax Act).

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a “prohibited investment” if the Offered Shares are “excluded property” (as defined in the Tax Act) for the Registered Plan.

Prospective purchasers of Offered Shares who intend to hold such Offered Shares in a Registered Plan are urged to consult their own tax advisors to ensure the Offered Shares would not be a prohibited investment, including whether the Offered Shares would be excluded property, in their particular circumstances.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated March 16, 2023, the Company was granted a permanent exemption from the requirement to translate into French the prospectus as well as the documents incorporated by reference therein and any prospectus supplement in connection therewith to be filed in relation to an “at-the-market distribution”. This exemption was granted on the condition that the prospectus and any prospectus supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

S-32

PURCHASERS’ STATUTORY RIGHTS

The following is a description of a purchaser’s statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights in the prospectus under the heading “Purchaser’s Statutory Rights” solely with regard to the Offering.

Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

ADDITIONAL INFORMATION

The Company is subject to certain informational requirements of the U.S. Exchange Act, in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the Company’s profile on SEDAR+ at www.sedarplus.ca.

S-33

INDEX TO FINANCIAL STATEMENTS

SEE ATTACHED

F-1

INDEX TO FINANCIAL STATEMENTS

The following financial statements are incorporated by reference into this prospectus supplement:

1.	Audited Combined Special Purpose Financial Statements for Solar Flow-Through Limited Partnership for the financial years ended December 31, 2022 and 2021.

2.	Audited Combined Consolidated Financial Statements for SFF from January 1, 2023 to the SFF Consolidation Date (October 23, 2023) and for the year ended December 31, 2022.

3.	Audited Consolidated Financial Statements for SFF from August 11, 2023 (the date of incorporation) to December 31, 2023.

4.	Unaudited Condensed Interim Consolidated Financial Statements for SFF for the three months ended March 31, 2024.

5.	Unaudited Pro Forma Consolidated Statement of Financial Position for the Company as at March 31, 2024 and the Pro Forma Consolidated Statements of Income and Comprehensive Income for the Company for the nine months ended March 31, 2024 and the year ended June 30, 2023.

F-2

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge from the Corporate Secretary of SolarBank Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, telephone (604) 696-4241, and are also available electronically at www.sedar.com.

short form base shelf prospectus

NEW ISSUE AND/OR SECONDARY OFFERING	May 2, 2023

SOLARBANK CORPORATION

C$200,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

Share Purchase Contracts

Units

SolarBank Corporation (the “Company” or “SolarBank”) may offer (the “Offerings”) and sell, from time to time, common shares of the Company (the “Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”), subscription receipts (“Subscription Receipts”), share purchase contracts (“Share Purchase Contracts”), or any combination of such securities (“Units”) (all of the foregoing, collectively, the “Securities”) up to an aggregate initial offering price of C$200,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. The Securities may be sold by the Company or certain of the Company’s security holders (“Selling Securityholders” and each, a “Selling Securityholder”). Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation), and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, (v) in the case of Share Purchase Contracts, the number and terms of the Common Shares subject to such contracts, and (vi) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Company or any Selling Securityholder may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company or any Selling Securityholder from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company or any Selling Securityholder and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

-ii-

The outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN”. The closing price of the Common Shares on the CSE on May 1, 2023, the last trading day of the Common Shares prior to the date of this Prospectus, was $6.35.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, the Share Purchase Contracts and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation (see “Risk Factors”).

Prospective investors should be aware that the acquisition of the Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

The Company’s head office and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

Paul Pasalic, a director of the Company, resides outside of Canada. This director has appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard St., Vancouver, British Columbia, V6C 2Z7, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless otherwise indicated, all references to “$” or “C$” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency Presentation and Exchange Rate Information”. On May 1, 2023, the average exchange rate for Canadian dollars, as quoted by the Bank of Canada was US$1.00 = C$1.3546, or C$1.00 = US$0.7382.

-iii-

TABLE OF CONTENTS

Base Prospectus

-iv-

About this Prospectus

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company” refer to SolarBank and our direct and indirect subsidiaries.

This Prospectus is a base shelf prospectus that the Company has filed with the securities commissions in each of the provinces in Canada in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-102–Shelf Distributions (“NI 44-102”).

Under this shelf registration process, SolarBank may sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering price of $200,000,000. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, financial performance and prospects may have changed since those dates.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this Prospectus are provided as of the date of this Prospectus and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Prospectus, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this Prospectus.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the completion, size, pricing, expenses and timing of the closing of any Offerings;

●	the Company’s discretion in the use of net proceeds from Offerings;

●	the Company’s expectations regarding its revenue, expenses and operations;

●	industry trends and overall market growth;

●	the Company’s growth strategies;

●	expectations relating to director and executive officer compensation levels;

●	the Company’s anticipated cash needs and its needs for additional financing;

●	the Company’s intention to grow the business and its operations;

●	expectations with respect to future costs;

●	the Company’s competitive position and the regulatory environment in which the Company operates;

●	the Company’s expectation that revenues derived from its operations, together with fund-raising activities, will be sufficient to cover its expenses during 2022 and over the next 12 months;

●	the Company’s expected business objectives for the next 12 months;

●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments; and

●	the effect of the Novel Coronavirus (“COVID-19”) outbreak on the ability of the Company to carry on business.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;

●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;

●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;

●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline;

●	general global economic conditions may have an adverse impact on our operating performance and results of operations;

●	the Company’s project development and construction activities may not be successful;

●	developing and operating solar projects exposes the Company to various risks;

●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;

●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;

●	the markets in which the Company competes are highly competitive and evolving quickly;

●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;

●	the Company’s quarterly operating results may fluctuate from period to period;

●	foreign exchange rate fluctuations;

●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;

●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;

●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;

●	the Company may incur substantial additional indebtedness in the future;

●	the Company is subject to risks from supply chain issues;

●	risks related to inflation;

●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;

●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;

●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;

●	compliance with environmental laws and regulations can be expensive;

●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;

●	the impact of COVID-19 on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;

●	the Company has limited insurance coverage;

●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;

●	the Company does not anticipate paying cash dividends;

●	the Company may become subject to litigation;

●	discretion of the Company on use the net proceeds of the Offerings;

●	no guarantee on how the Company will use its available funds;

●	the Company is subject to additional regulatory burden resulting from its public listing on the CSE;

●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;

●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;

●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and

●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this Prospectus is provided as of the date of this Prospectus, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

Prospective purchasers of Securities should carefully consider the risk factors described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to “$” or “C$” are to Canadian dollars and references to “US$” are to United States dollars.

The Company presents its financial statements in Canadian dollars. The audited financial statements of the Company for the year ended June 30, 2022 as well as the unaudited condensed consolidated interim financial statements of the company for the three and six months ended December 31, 2023 have been prepared in accordance with International Financial Reporting Standards. Certain financial information incorporated by reference in this Prospectus is derived from such financial statements.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated, in each case based on the daily average rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

	Year Ended June 30,
	2022	2021
High for period	0.8111	0.8306
Low for period	0.7669	0.7344
Average for period	0.7901	0.7807
Rate at end of period	0.7760	0.8068

The rate of exchange on May 1, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$1.3546.

market and industry data

Unless otherwise indicated, information contained in this Prospectus concerning the Company’s industry and the markets in which it operates, including general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management studies and estimates.

Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Company’s internal research and knowledge of the renewable energy market and economy, and include assumptions made by the Company which management believes to be reasonable based on their knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward-Looking Statements” and “Risk Factors”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve any party from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Administrative Officer of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s long form prospectus for its initial public offering dated February 10, 2023 (the “IPO Prospectus”);

(b)	the audited financial statements of the Company for the year ended June 30, 2022 (the “Annual Financial Statements”) which are contained within the IPO Prospectus;

(c)	the management’s discussion and analysis of the Company for the year ended June 30, 2022 which is contained within the IPO Prospectus;

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended December 31, 2022 (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three and six months ended December 31, 2022; and

(f)	the material change report dated March 6, 2023 with respect to the announcement of the completion of the Company’s initial public offering to raise gross proceeds of $6,037,500 and listing on the CSE.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of the Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Reference to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

BUSINESS OF THE COMPANY

Overview of the Company

The Company is an independent renewable and clean energy project developer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed solar power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects. The Company is also gaining expertise in battery storage, co-generation and other technologies that will enable greater penetration of clean energy.

Principal Operations

The Company focuses on grid connected solar PV electricity power plants. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, engineering, procurement and construction (“EPC”), financing, and, while not yet an Independent Power Producer (“IPP”), performs asset management which is a core function of an IPP. The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs efficient, eco-friendly, renewable solar power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company assists with securing sponsor equity, tax equity, long-term debt, and construction financing to deploy solar power plants.

●	Independent Power Producer: The Company is not yet an IPP. However, the Company does carry out one of the core functions of an IPP as it operates and maintains solar power plants for maximized production (O&M services described further below) and oversees solar power subscribers through two customer support centers in Boston and Chicago. The Company manages PPA and off-take agreements as an asset manager.

O&M stands for Operations and Maintenance. It refers to the set of activities, most of them technical in nature, which enable power plants to perform their task of producing energy at or above the expected level of performance, in compliance with applicable regulations. It encompasses several ongoing maintenance processes along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that solar power plants sustain themselves for their expected system life. O&M consists of three fundamental and principal functions:

●	Preventative maintenance.

●	Reactive maintenance: rapid identification, analysis, and resolution of issues and problems.

●	Comprehensive and detailed monitoring and reporting with adequate and requisite transparency.

Recent Developments

Commercial Operation at Union Springs, NY Solar Project

On March 7, 2023, the Company announced completion of construction on a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. The power plant passed its final New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program inspection and has been placed into commercial operation. Upon final closing, SolarBank will assume a majority ownership stake in the system. Per the PPA with the municipality, the system will sell electricity to the municipality via remote net metering. The system has an installed capacity of 389.7kW DC and is expected to generate an estimated 578,000 kWh of clean, renewable energy in its first year of operation.

Recovery of Pre-Construction Development Costs

The Company’s subsidiary 2467264 Ontario Inc. (the “Subsidiary”) has now concluded agreements for the repayment of $6.38 million of Pre-Construction Development Costs (“PCDC”). The PCDC were incurred in connection with certain FIT Contracts in Ontario. PCDC are defined as reasonable costs incurred in development of a project from contract award date to termination date. The Subsidiary is owned 49.9% by the Company; however, based on an arrangement between the Subsidiary and the Company, the Company will receive the full amount of the PCDC recoveries from the Subsidiary.

Extension of Promissory Note

On December 28, 2022, the Company entered into a promissory note with a customer to convert a series of overdue accounts receivables of $1,206,984 (USD $891,158) since August 2022 to note receivable. The promissory note bears interest rate of 15% per annum and is payable on a monthly basis. The promissory note was expected to be repaid in March 2023 but subsequently the repayment date was ended to April 30, 2023.

RISK FACTORS

Prospective purchasers of Securities should carefully consider the risk factors described in a document incorporated by reference in this Prospectus (including the IPO Prospectus and subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. At this time, the Company does not have any proposed acquisitions.

As disclosed in the IPO Prospectus, the Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. Under the heading “General Development and Business of the Company – Operations Process” in the IPO Prospectus, the Company described the five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease

●	Phase 2 – Development to Notice to Proceed (NTP)

●	Phase 3 – Financing

●	Phase 4 – Delivery: Engineering, Procurement and Construction to COD/PTO

●	Phase 5 – O&M, Subscriber Management and Asset Management

In order to become an Independent Power Producer, the Company would need to make an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company would be the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s existing business model, except for the requirement to fund the development costs. As a result, in order to accomplish this, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Issuer will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. However, the ability to access financing through a Prospectus Supplement will allow the Issuer to retain a larger ownership in larger projects and accelerate its development pipeline. The Company has not identified any specific projects that financing from a Prospectus Supplement would be allocated towards for project ownership purposes and any determination is subject to the availability and amount of any future financing.

The current COVID-19 pandemic as well as future developments in the Company’s solar power projects under development or unforeseen events may also impact the ability of the Company to use the proceeds from the sale of the Securities as intended or disclosed in each Prospectus Supplement. See “Risk Factors”.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

During the most recent financial year ended June 30, 2022, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. If necessary, proceeds from the sale of Securities may be used to fund negative cash flow from operating activities in future periods which will be indicated in a Prospectus Supplement as applicable. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company. All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company will not receive any proceeds from any sale of Securities by any Selling Securityholder.

CONSOLIDATED CAPITALIZATION

Since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus or in any document incorporated by reference herein. See “Prior Sales”.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022.

The Company received a Canada Emergency Business Account interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by December 31, 2023. If $40,000 is repaid in full on or before December 31, 2023 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2023, the Company can exercise the option to extend the loan for a two-year term which bears interest at 5% per annum. The Company intends to repay the loan on or before December 31, 2023. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. for a loan of $320,273 (US$250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023. The interest of loan is payable on a quarterly basis beginning July 8, 2022. The full amount in principal and in interest has been fully repaid on October 6, 2022.

PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including the (a) terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Company from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the CSE or other existing trading markets for the securities, and sales pursuant to a dividend reinvestment plan. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. The Selling Securityholders will not engage in any “at-the-market distributions.”

Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company or any Selling Securityholder to indemnification by the Company or any Selling Securityholder against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company or any Selling Securityholder enters into agreements may be customers of, engage in transactions with, or perform services for, the Company or any Selling Securityholder in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units may be sold and purchasers may not be able to resell Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

No underwriter of the “at-the-market distribution” as defined under applicable Canadian securities legislation, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

A purchaser who acquires Common Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts, or Units forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases.

The Securities have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold or otherwise transferred or disposed of, directly or indirectly, in the United States or to or for the account or benefit of U.S. Persons absent registration under the U.S. Securities Act and all applicable state securities laws, or pursuant to applicable exemption therefrom. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption under the U.S. Securities Act.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by Selling Securityholders. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws: (i) the name or names of the Selling Securityholders (if a Selling Securityholder is not an individual, the name of each individual who is a principal securityholder of the Selling Securityholder); (ii) the number or amount of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of Securities being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; (vi) if any Selling Securityholder acquired any Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the date or dates on which such Selling Securityholder acquired such Securities and the cost thereof to such Selling Securityholder in the aggregate and on an average cost per security basis; (vii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and (viii) all other information that is required to be included in the applicable Prospectus Supplement.

PRIOR SALES

Information in respect of the Common Shares issued by the Company within the previous twelve (12) month period, including Common Shares that the Company issued either upon the exercise of options or warrants, will be provided as required in a Prospectus Supplement with respect to the issuance of the Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are traded on the CSE under the trading symbol “SUNN”. Trading price and volume of the Common Shares will be provided in each Prospectus Supplement.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, financial performance and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. As of the close of business on May 2, 2023, there were 26,800,000 Common Shares issued and outstanding.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to shareholders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the relevant Prospectus Supplement.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares, Debt Securities or other securities of the Company. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the Warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities regulators in Canada, if applicable, where the Warrants will be offered for sale.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

●	the designation and aggregate number of Warrants;

●	the price at which the Warrants will be offered;

●	the currency or currencies in which the Warrants will be offered;

●	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

●	the designation, number and terms of the Common Shares, Debt Securities or other securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

●	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material United States and Canadian federal income tax consequences of owning the Warrants; and

●	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the Warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

●	conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

●	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

●	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable Prospectus Supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the foregoing general terms and provisions may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder, as may be required by applicable securities laws.

EXEMPTION FROM TRANSLATION REQUIREMENTS

Pursuant to a decision of the Autorité des marchés financiers dated March 16, 2023, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon by DLA Piper (Canada) LLP on behalf of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Endeavor Trust Corporation at its principal office in the City of Vancouver, British Columbia.

INTEREST OF EXPERTS

The following are persons or companies whose profession or business gives authority to a statement made in this Prospectus as having prepared or certified a part of that document or report described in this Prospectus:

●	MSLL CPA LLP, Chartered Professional Accountants is the external auditor of the Company.

To the knowledge of management of the Company, as of the date hereof, no expert, nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Company or of an associate or affiliate of any of them, and no such person is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate thereof.

promoters

Except for Dr. Richard Lu, the Chief Executive Officer of the Company, no person or company has, within the two years immediately preceding the date of this Prospectus, been a promoter of the Company, within the meaning of applicable securities laws. Dr. Lu holds 781,000 Common Shares representing 2.91% of the issued and outstanding Common Shares and 550,000 stock options to acquire Common Shares at an exercise price of $0.75 per Common Share and expiring on November 4, 2027.

Other than as disclosed in this section or elsewhere in this Prospectus, no person who was a Promoter of the Company within the last two years:

●	received anything of value directly or indirectly from the Company or a subsidiary;

●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

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